Biofrontera AG / Preliminary announcement on the disclosure of financial statements

26.08.2019

Preliminary announcement of the publication of financial reports according to Articles 114, 115, 117 of the WpHG [the German Securities Act]

Biofrontera AG hereby announces that the following financial reports shall be disclosed for the business year 2019:

Report: Financial report of the group (half-year/Q2)

Date of disclosure / German: August 27, 2019

Date of disclosure / English: August 27, 2019

German: https://www.biofrontera.com/de/investoren/finanzberichte.html

English: https://www.biofrontera.com/en/investors/financial-reports.html

Company:	Biofrontera AG
Hemmelrather Weg 201
51377 Leverkusen
Germany
Internet:	www.biofrontera.com